UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                         CONCENTRIC NETWORK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20589R107
                  --------------------------------------------
                                 (CUSIP Number)

                              Wayne A. Wirtz, Esq.
                             SBC Communications Inc.
                           175 E. Houston, 12th Floor
                            San Antonio, Texas 78205
                                 (210) 351-3736

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)













                               (Page 1 of 7 Pages)

--------------------                                      ---------------------
CUSIP NO.  20589R107                                      PAGE  2  OF  7  PAGES
--------------------                                      ---------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SBC Communications Inc.; 43-1301883
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [  ]
                                                                     (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          1,813,358 (See Item 4)
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    1,813,358 (See Item 4)
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,813,358
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.85% (See Item 5)
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

--------------------                                      ---------------------
CUSIP NO.  20589R107                                      PAGE  3  OF  7  PAGES
--------------------                                      ---------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Southwestern Bell Internet Services, Inc.; 74-2784856
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [  ]
                                                                     (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         AF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          1,813,358 (See Item 4)
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    1,813,358 (See Item 4)
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,813,358
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.85% (See Item 5)
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

This Amendment No. 1 has been filed for the purpose of amending the disclosure in Items 3 and 4 to reflect the closing of the transaction on January 28, 1999 (the "Closing").

         Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 below, pursuant to a Stock Purchase Agreement dated as of October 19, 1998 by and between SBIS and Issuer (the "Stock Purchase Agreement"), at the Closing, SBIS paid $19,481,297.85 as consideration for 806,679 shares of Common Stock of the Issuer (the "Common Stock") and warrants to purchase common stock of the Issuer (the "Warrants") each described in this Schedule 13D. As permitted by the Stock Purchase Agreement, SBIS purchased 100,000 shares of Common Stock on the open market prior to Closing, bringing the total Common Stock owned by SBIS after the Closing to 906,679 shares. The funds used to purchase the Common Stock and the Warrants came from working capital funds of SBC. The source of funds, if any, that SBIS will use to pay the exercise price under the Warrants (as hereinafter defined) will be determined at the time of such exercise.

         Item 4. PURPOSE OF THE TRANSACTION.

         The purchase by SBIS of the Common Stock and the issuance by the Issuer to SBIS of the Warrants was effected in connection with the commencement of a strategic business relationship between SBIS and certain of its Affiliates, on the one hand, and the Issuer, on the other hand. "Affiliate" means any person that directly or indirectly, through one or more intermediaries, has control of or is controlled by, or is under common control with, the person specified.

         SBIS intends to continue to review its investment in the Issuer on an ongoing basis and based upon the results of such review, market and general economic conditions, regulatory approvals and other regulatory conditions and other factors SBIS deems relevant, may seek to modify its investment in the Issuer through any available means permitted by the Stock Purchase Agreement and Warrants including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, and subject to the foregoing, SBIS has no current plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         A. STOCK PURCHASE AGREEMENT

         Pursuant to the Stock Purchase Agreement dated October 19, 1998, at the Closing, Issuer sold to SBIS 806,679 shares of Common Stock and 906,679 Warrants (as described below) in exchange for $19,481,297.85 in cash. SBIS purchased 100,000 shares of Common Stock on the open market prior to Closing.

         The Stock Purchase Agreement provides that shares of Common Stock purchased pursuant to the Stock Purchase Agreement or issued upon exercise of the Warrants, and the Warrants themselves, are not transferable other than (i) to the Issuer; (ii) to any Affiliate of SBIS; (iii) after the one-year anniversary of the Closing, in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); (iv) pursuant to a rights offering, dividend or other pro rata distribution to the stockholders of SBIS; (v) after the one-


                               (Page 4 of 7 Pages)
year anniversary of the Closing, in private placement transactions exempt from the registration requirements of the Securities Act; or (vi) in response to a bona fide public tender offer or exchange offer subject to Regulation 14D or Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, which is made by or on behalf of the Issuer. In the event of a proposed transfer pursuant to (v) above to certain limited persons and in amounts over certain volume limitations, SBIS must provide prior written notice of such transfer, and such transfer shall be subject to the Issuer's right of first refusal, within five days of receipt of the notice, to purchase all (but not less than all) of the shares of Common Stock or Warrants specified in the notice at a price equal to that to be paid by the third party.

         B. WARRANTS

         Pursuant to the Stock Purchase Agreement, the Issuer issued to SBIS 906,679 Warrants to purchase Common Stock. Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment in certain circumstances to prevent dilution. The Warrants are exercisable at $21.00 per share of Common Stock subject to adjustment to account for adjustments made in the number of shares of Common Stock that may be purchased upon exercise of such Warrants. Warrants may be exercised for cash or, at the option of the holder thereof, without any cash payment, for that number of shares of Common Stock that reflects the difference between (i) the current market value of a share of Common Stock and (ii) the exercise price per share of Common Stock under such Warrant. The Warrants are subject to the transfer restrictions described above.

         Prior to receipt of certain regulatory relief, the Warrants will be exercisable by the holder thereof only to the extent that doing so is consistent with the Communications Act of 1934, as amended by The Telecommunications Act of 1996. Warrants may not be transferred unless registered under the Securities Act of 1933, as amended, or an exemption from the registration requirements of such act applies. The Warrants will expire on the third anniversary of the consummation of the Stock Purchase Agreement.

         The foregoing descriptions of the documents listed in Item 7 and filed as exhibits hereto are qualified in their entirety by the complete texts of such documents.


                               (Page 5 of 7 Pages)

         Item 7. MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 1 Identity of Executive Officers and Directors of SBC and SBIS (incorporated by reference to Exhibit 1 to the original Schedule 13D).

                 Exhibit 2 Stock Purchase Agreement, dated as of October 19, 1998, by and between Issuer and SBIS (incorporated by reference to Exhibit 2 to the original Schedule
                              13D).

                 Exhibit 3    Form of Warrant Certificate:  Included as
                              Exhibit A of Exhibit 2 (incorporated by reference to Exhibit 3 to the original Schedule 13D).

                 Exhibit 4 Joint Filing Agreement (incorporated by reference to Exhibit 4 to the original Schedule 13D).



                               (Page 6 of 7 Pages)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SBC COMMUNICATIONS INC.


                                   By: /s/ Donald E. Kiernan
                                       ---------------------------------------
                                       Name:  Donald E. Kiernan
                                       Title: Senior Vice President, Treasurer
                                              and Chief Financial Officer



                                   SOUTHWESTERN BELL INTERNET
                                   SERVICES, INC.



                                   By: /s/ Patrick J. Pascarella
                                       ---------------------------------------
                                       Name:  Patrick J. Pascarella
                                       Title: Secretary




Dated:  January 28, 1999


                               (Page 7 of 7 Pages)